Exhibit 99-(5)(f): Waiver of Monthly Deduction Rider
Waiver of Monthly Deduction Rider

This rider is a part of the base policy whose number is shown below. If not shown below, the Base Policy Number is shown on the Policy Data Page.

Base Policy Number

Definitions

The Insured

The person insured under the base policy.

You, Your

The current owner of the base policy.

We, Us, Our

ReliaStar Life Insurance Company at our Home Office in Minneapolis, Minnesota.

Written, In Writing

A written request or notice, signed and dated, and received at our Home Office in a form we accept. The form and content of the request or notice must be acceptable to us.

Age

The insured's age as of the nearest policy anniversary; however, if the insured's birthday is a policy anniversary, the insured's age on that birthday.

Total Disability

For the first 24 months of the insured's disability, we consider the insured totally disabled if:

The insured is unable to work at his or her regular occupation; or

The insured has a Specific Loss.

After the first 24 months of the insured's disability, we consider the insured totally disabled if:

The insured is unable to work at any job suited to his or her education, training, and experience; or

The insured has a Specific Loss.

Specific Loss means the total and permanent loss of any of the following:

The sight in both eyes;

The use of both hands;

The use of both feet; or

The use of one hand and one foot.

We consider the insured totally disabled for as long as the Specific Loss lasts.

Waiver Benefits

We will pay the Monthly Deduction for you if the insured becomes totally disabled and meets the Conditions for Waiver Benefits. We do not apply the Minimum Premium Requirement for the Death Benefit Guarantee during the period of total disability.

The length of time we continue the Waiver Benefits depends on when total disability begins. If the insured becomes totally disabled before Age 60, we will pay the Monthly Deduction for as long as the insured remains totally disabled. If the insured becomes totally disabled after Age 60, we will continue to pay the Monthly Deduction if the insured remains totally disabled until the later of:

The insured's Age 65; or

Two years from the date of disability.

When the insured is no longer totally disabled, we will stop paying the Monthly Deduction for you. If the Death Benefit Guarantee was in effect when total disability began, we apply the Minimum Premium Requirement for the Death Benefit Guarantee as of the Monthly Anniversary on or next following the date the insured is no longer totally disabled.

If the insured becomes totally disabled again, we consider it a new period of total disability. The terms of this rider apply to the new period separately from any earlier period.

Conditions for Waiver Benefits

To pay Waiver Benefits, we need written Notice of Claim and Proof of Total Disability. All of the following conditions must also be met:

The policy and this rider must be in force when the sickness or injury causing the total disability occurs;

The policy and this rider must be in force when total disability begins;

Total disability must begin on or after the insured's Age 5 and before the insured's Age 65;

The insured must be continuously totally disabled for at least six months; and

You must pay all the required premiums until the end of this six month period.

If we approve your claim, the Waiver Benefit begins with the Monthly Deduction due on or after the date the total disability began. Any Monthly Deductions that were deducted from the Accumulation Value of the base policy after the disability began will be added back to the Accumulation Value as of the date we approve your claim. We credit those Monthly Deductions as Net Premiums without Premium Expense Charges.

If this rider and the base policy lapse, you may still qualify for Waiver Benefits if:

We receive written Notice of Claim within one year of the date of total disability;

The total disability for which claim is made began before the date of lapse; and

All other terms of this rider are met.

Notice of Claim

We require written Notice of Claim before we will pay any future Monthly Deductions. We must receive this Notice:

While the insured is living; and

Within one year of the date that total disability begins.

If you cannot give us Notice within one year, your claim may still be valid if you show that you gave us notice as soon as you could.

Proof of Total Disability

We may require written proof of the insured's total disability before we provide Waiver Benefits. This proof may include physical exams at our expense by doctors we choose. However, for each period of total disability, we can only require one exam a year after we have paid the Monthly Deductions for two consecutive years. We cannot require any exam after the insured's Age 65. We will stop paying the Monthly Deductions if you do not give us the required proof.

Cost of Rider Benefits

The cost of this rider's benefits is in addition to the cost for the base policy and is included in the Monthly Deduction. This cost is based on a Percent of the Monthly Deduction which is shown on the Policy Data

Page.

Face Amount Changes During Total Disability

While the insured is totally disabled and we are paying the Monthly Deduction for you, you are limited to making increases in the Face Amount of the base policy under the terms of a future purchase option rider, if any, attached to the base policy. You may not make any adjustments in Face Amount while we are paying the Monthly Deduction.

Death Benefit Option

If the Death Benefit Option in effect at the end of the first six months of total disability is Option A (Level Amount Option), it will be changed to Option B (Variable Amount Option) on the first Monthly Anniversary Date after we approve your claim. In this case, the Face Amount of the base policy is decreased on that date so that it equals the Death Benefit under Option A minus the Accumulation Value on the Monthly Anniversary on or next following the date we approve your claim. If the Death Benefit Option in effect at the end of the first six months of the total disability is Option B, we make no change. You cannot make changes in Death Benefit Option while the insured is totally disabled.

.Termination

This rider terminates:

If we are not paying Waiver Benefits, at the insured's Age 65;

If we are paying Waiver Benefits due to total disability which began after the insured's Age 60, the later of:

The insured's Age 65, or

Two years after the date of disability;

On the Monthly Anniversary on or next following the date we receive your written request to terminate this rider. We may ask that you return the policy and this rider so that we can endorse them;

If the base policy is surrendered or terminates; or

When the base policy is in force as paid-up life insurance.

After this rider terminates, we are not liable for its benefits. If we deduct the cost of this rider's benefits after it terminates, it is not considered a reinstatement of this rider. The deduction will be added back to the Accumulation Value of the base policy as of the date of the deduction.

Reinstatement

If this rider and the base policy lapse, you can reinstate this rider if:

You reinstate the base policy;

This rider was in effect when the base policy lapsed; and

This rider would otherwise not have terminated during the time it was lapsed.

To reinstate the base policy and this rider you must do all of the following:

Give us proof of insurability for the insured; and

Pay a premium large enough to keep the policy and this rider in force for at least two months.

The base policy may be reinstated without this rider, in which case proof and payment for this rider are not needed.

General Provisions

All base policy provisions apply to this rider, unless changed by this rider. The Incontestability Provision of the base policy applies to this rider from the Rider Issue Date.